Skyview Holdings Corp.
12913 42nd Terrace West
Cortez, FL 34215-2558

March 15, 2012

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington D.C., 20549

Re:	Skyview Holdings Corp.
Form 10-K for the Fiscal Year Ended December 31, 2010 SEC Comment dated January 27, 2012
File No. 0-52480

Ladies and Gentlemen:

Pursuant to your comment dated January 27, 2012 on February 23, 2012 Skyview Holdings Corp. (the “Company”) filed an Amended Form 10-K revising the independent auditor’s report.  The per your request, the independent auditor’s report now refers to the statement of changes in stockholder’s equity from January 11, 2007 (date of inception) through December 31, 2010 in accordance with Rule 2-02 of Regulation S-X.

In responding to your comment, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing.  Furthermore, the Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking and action with respect to the filing, and the Company further acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact Nicholas A. Miller at 412-480-9621 if you have any questions with respect to this matter.

Very truly yours,

SKYVIEW HOLDINGS CORP.

By:	/s/ Tony N. Frudakis
Tony N. Frudakis
President